Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

All the companies listed below are included in the company’s consolidated financial statements. Except as otherwise indicated below, the Company has 100% direct or indirect ownership of, and ultimate voting control in, each of these companies. The list is as of December 31, 2006 and excludes 100% owned subsidiaries which are primarily inactive and taken singly, or as a group, do not constitute significant subsidiaries:

Subsidiary	State or Province of Incorporation	Percentage Owned
Unit Drilling Company	Oklahoma	100%
Unit Petroleum Company	Oklahoma	100%
Superior Pipeline Company, L.L.C.	Texas	100%